Exhibit 99.1

Date: 19/02/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities NYSE

Subject: ENERPLUS RESOURCES FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/03/2010
Record Date for Voting (if applicable) :	23/03/2010
Meeting Date :	07/05/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:
Description	CUSIP Number	ISIN
TRUST UNITS	29274D604	CA29274D6046
CLASS B LP UNITS	292768108	CA2927681080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENERPLUS RESOURCES FUND